SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated July 25th, 2005 announcing Registrant’s second quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Shaike Orbach —————————————— Shaike Orbach President & CEO

Dated: July 25th, 2005

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM REPORTS RESULTS FOR Q2 2005:
MOMENTUM CONTINUES TO BUILD

— Revenues Reach $2.6M; 6th Consecutive Quarter of Revenue Growth —
— Net Profit of $315K, 2nd Straight Profitable Quarter —

        KFAR SAVA, Israel – July 25, 2005 – Silicom Ltd. (NASDAQ:SILCF) today reported financial results for the second quarter and first half ended June 30, 2005.

        Revenues for the second quarter of 2005 were $2,638,000, an increase of 195% compared with $895,000 for the second quarter of 2004. These are the Company’s highest revenues since the fourth quarter of 2000 and represent sequential growth of 16% compared with the sales for the first quarter of 2005. Net income for the quarter was $315,000, or $0.07 per fully diluted share, compared with a net loss of ($544,000), or ($0.13) per diluted share, for the second quarter of 2004. This is the Company’s second consecutive profitable quarter and represents 110% sequential growth over the net income for the first quarter of 2005.

        Revenues for the first half of 2005 were $4,918,000, an increase of 182% compared to $1,743,000 in the first half of 2004. Net profit for the period was $465,000, or $0.11 per diluted share, compared to a net loss of ($946,000), or ($0.23) per share for the first half of 2004.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are pleased to report a continuation of our business momentum in the second quarter, with sequential and year-over-year growth in all key parameters, including sales, gross margins, operating and net income. These satisfying results reflect the contribution of significant initial orders from new Design Wins as well as follow-on orders derived from the 20+ Design Wins that we have accumulated over the past two years. These Design Wins confirm that our high performance multi-port and BYPASS adapters address important connectivity issues in security and gateway appliances, resolving pain points in fast-growing market segments. The Design Wins have established our clear market leadership, strengthening our ability to close sales with many of the 100+ companies currently engaged in various stages of evaluating our products.

        Mr. Orbach concluded, “With the above in mind, we are very pleased by the pace of our business development, excited by opportunities ahead, and continue working aggressively to take advantage of Silicom’s favorable positioning in a growing marketplace.”

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Shaike Orbach, President & CEO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: shaike@silicom.co.il

— FINANCIAL TABLES FOLLOW —

Silicom Ltd. Consolidated Summary of Results
(Unaudited)

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended June 30,		Six-month period ended June 30,

	2005	2004	2005	2004

Sales	$2,638	$895	$4,918	$1,743
Cost of sales	1,589	730	2,964	1,275

Gross profit	1,049	165	1,954	468

Research and development
costs, gross	364	401	768	808
Less - royalty bearing participations	(8)	---	(44)	(28)

Research and development costs, net	356	401	724	780

Selling and marketing expenses	212	145	446	331
General and administrative	189	161	346	308

	757	707	1,516	1,419

Operating income (Loss)	292	(542)	438	(951)

Financial income (expenses), net	23	(2)	27	5

Income (Loss) before taxes on income	315	(544)	465	(946)
Taxes on income	---	---	---	---

Net income (Loss)	$315	$(544)	$465	$(946)

Basic income (Loss) per share	$0.07	$(0.13)	$0.11	$(0.23)

Weighted average number of shares
outstanding - Basic EPS (in thousands)	4,247	4,199	4,223	4,199

Diluted income (Loss) per share	$0.07	$(0.13)	$0.11	$(0.23)

Weighted average number of shares
outstanding - Diluted EPS (in
thousands)	4,397	4,199	4,331	4,199

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)

	June 30, 2005 (Unaudited)	December 31, 2004 (Audited)

Assets

Current assets
Cash and cash equivalents	$1,149	$1,086
Short term investments	-	519
Trade receivables	1,701	741
Other receivables	409	337
Inventories	2,792	1,994

	6,051	4,677

Severance pay fund	533	559
Property and equipment, net	240	232
Other assets	52	57

Total assets	$6,876	$5,525

Liabilities and shareholder's equity

Current liabilities
Trade payables	1,540	1,008
Other payables and accrued liabilities	755	522

Total current liabilities	2,295	1,530

Liability for severance pay	933	957

Total liabilities	3,228	2,487

Shareholders' Equity
Share capital and additional paid in
capital	5,797	5,652
Treasury stock	(38)	(38)
Retained earnings (deficit)	(2,111)	(2,576)

	3,648	3,038

Total liabilities and shareholders equity	$6,876	$5,525